

July 9, 2024

Dikla Akselbrad
Chief Executive Officer
PolyPid Ltd.
372 Franklin Avenue
Nutley, NJ 07110

> **Re: PolyPid Ltd.**
> **Registration Statement on Form F-3**
> **Filed July 2, 2024**
> **File No. 333-280658**

Dear Dikla Akselbrad:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Robert Augustin at 202-551-8483 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services